SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 July, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in own shares dated 01 July 2013
Exhibit 1.2	Director/PDMR Shareholding dated 01 July 2013
Exhibit 1.3	Transaction in own shares dated 02 July 2013
Exhibit 1.4	Transaction in own shares dated 03 July 2013
Exhibit 1.5	Transaction in own shares dated 04 July 2013
Exhibit 1.6	Transaction in own shares dated 05 July 2013
Exhibit 1.7	Blocklisting Interim Review dated 05 July 2013
Exhibit 1.8	Blocklisting Interim Review dated 05 July 2013
Exhibit 1.9	Transaction in own shares dated 08 July 2013
Exhibit 1.10	Director/PDMR Shareholding dated 08 July 2013
Exhibit 1.11	Transaction in own shares dated 09 July 2013
Exhibit 1.12	Transaction in own shares dated 10 July 2013
Exhibit 1.13	Director/PDMR Shareholding dated 10 July 2013
Exhibit 1.14	Transaction in own shares dated 11 July 2013
Exhibit 1.15	Transaction in own shares dated 12 July 2013
Exhibit 1.16	Transaction in own shares dated 15 July 2013
Exhibit 1.17	Transaction in own shares dated 16 July 2013
Exhibit 1.18	Transaction in own shares dated 17 July 2013
Exhibit 1.19	Transaction in own shares dated 18 July 2013
Exhibit 1.20	Transaction in own shares dated 19 July 2013
Exhibit 1.21	Holding in Company - Substantial Interest dated 19 July 2013
Exhibit 1.22	Transaction in own shares dated 22 July 2013
Exhibit 1.23	Transaction in own shares dated 23 July 2013
Exhibit 1.24	Transaction in own shares dated 24 July 2013
Exhibit 1.25	Transaction in own shares dated 25 July 2013
Exhibit 1.26	Transaction in own shares dated 26 July 2013
Exhibit 1.27	Transaction in own shares dated 29 July 2013
Exhibit 1.28	Transaction in own shares dated 30 July 2013
Exhibit 1.29	Share Repurchse Programme dated 30 July 2013
Exhibit 1.30	Transaction in own shares dated 31 July 2013
Exhibit 1.31	Total Voting Rights dated 31 July 2013

Exhibit 1.1

BP p.l.c - Transaction in Own Shares

BP p.l.c. - 01 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 June 2013
Number of ordinary shares purchased	2,970,000
Highest price paid per share (pence)	458.20
Lowest price paid per share (pence)	451.90
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP plc - Director/PDMR Shareholding
BP plc - 01 July 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 28 June 2013 by Barclays Wealth that on 21 June 2013 Mr Ian Davis, a Director of BP p.l.c., acquired 137 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.194 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc - Transaction in own shares
BP plc - 02 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	01 July 2013
Number of ordinary shares purchased	2,800,000
Highest price paid per share (pence)	459.65
Lowest price paid per share (pence)	455.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell: +44 (0)207 496 4962

Exhibit 1.4

BP plc - Transaction in own shares
BP plc - 03 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	02 July 2013
Number of ordinary shares purchased	2,920,000
Highest price paid per share (pence)	458.10
Lowest price paid per share (pence)	452.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP plc - Transaction in own shares
BP plc - 04 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	03 July 2013
Number of ordinary shares purchased	3,000,000
Highest price paid per share (pence)	452.65
Lowest price paid per share (pence)	446.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP plc - Transaction in own shares
BP plc - 05 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	04 July 2013
Number of ordinary shares purchased	2,800,000
Highest price paid per share (pence)	457.85
Lowest price paid per share (pence)	449.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP plc - Blocklisting Interim Review
BP plc - 05 July 2013

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 05 July 2013

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2013	To:	30 June 2013
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 2102

Exhibit 1.8

BP plc - Blocklisting Interim Review
BP plc - 05 July 2013

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 05 July 2013

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2013	To:	30 June 2013
Balance of unallotted securities under scheme(s) from previous return:		5,484,725
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		25,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		18,032,886
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		12,451,839

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 2102

Exhibit 1.9

BP plc - Transaction in own shares
BP plc - 08 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	05 July 2013
Number of ordinary shares purchased	2,912,000
Highest price paid per share (pence)	457.65
Lowest price paid per share (pence)	453.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP plc - Director/PDMR Shareholding
BP plc - 08 July 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 5 July 2013 by Capita that on 21 June 2013 Mrs C. Shorten-Conn, a connected person of Mr I. C. Conn, who is a Director of BP p.l.c. acquired 7 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.194 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.11

BP plc - Transaction in own shares
BP plc - 09 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	8 July 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	462.20
Lowest price paid per share (pence)	458.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP plc - Transaction in own shares
BP plc - 10 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	09 July 2013
Number of ordinary shares purchased	2,900,000
Highest price paid per share (pence)	465.55
Lowest price paid per share (pence)	461.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP plc - Director/PDMR Shareholding
BP plc - 10 July 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 July 2013 by Computershare Plan Managers that on 10 July 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.648 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 68 shares
Dr B. Gilvary 68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 68 shares
Mr B. Looney 68 shares
Mr D. Sanyal 68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.14

BP plc - Transaction in own shares
BP plc - 11 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 July 2013
Number of ordinary shares purchased	2,850,000
Highest price paid per share (pence)	469.70
Lowest price paid per share (pence)	464.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP plc - Transaction in own shares
BP plc - 12 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 July 2013
Number of ordinary shares purchased	3,100,000
Highest price paid per share (pence)	473.20
Lowest price paid per share (pence)	464.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP plc - Transaction in own shares
BP plc - 15 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 July 2013
Number of ordinary shares purchased	2,957,000
Highest price paid per share (pence)	467.30
Lowest price paid per share (pence)	462.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP plc - Transaction in own shares
BP plc - 16 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	15 July 2013
Number of ordinary shares purchased	2,800,000
Highest price paid per share (pence)	468.94
Lowest price paid per share (pence)	463.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell: +44 (0)207 496 4962

Exhibit 1.18

BP plc - Transaction in own shares
BP plc - 17 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	16 July 2013
Number of ordinary shares purchased	2,900,000
Highest price paid per share (pence)	469.10
Lowest price paid per share (pence)	464.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell: +44 (0)207 496 4962

Exhibit 1.19

BP plc - Transaction in Own Shares
BP plc - 18 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	17 July 2013
Number of ordinary shares purchased	2,610,000
Highest price paid per share (pence)	467.43
Lowest price paid per share (pence)	463.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell: +44 (0)207 496 4962

Exhibit 1.20

BP plc - Transaction in Own Shares
BP plc - 19 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	18 July 2013
Number of ordinary shares purchased	2,800,000
Highest price paid per share (pence)	471.80
Lowest price paid per share (pence)	465.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell: +44 (0)207 496 4962

Exhibit 1.21

BP plc - Holding in Company - Substantial Interest
BP plc - 19 July 2013

On 19 July 2013 BP p.l.c. received a notification from Legal and General Group Plc of their interest in BP ordinary shares dated 17 July 2013.  The disclosure of their interest in accordance with DTR5 is below.  This notice is given in fulfillment of BP p.l.c's obligation under DTR 5.8.12.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c.
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Legal and General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	17 July 2013
6. Date on which issuer notified:	19 July 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
751,083,692	751,083,692	566,678,207	566,678,207	2.99
Ordinary Shares (GB0007980591)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A	Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
566,678,207	2.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 18,923,789,321
14. Contact name:	Hannah Ashdown (BP)
15. Contact telephone number:	020 7496 4000

Exhibit 1.22

BP plc - Transaction in Own Shares
BP plc - 22 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 July 2013
Number of ordinary shares purchased	2,950,000
Highest price paid per share (pence)	470.55
Lowest price paid per share (pence)	465.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP plc - Transaction in own shares
BP plc - 23 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 July 2013
Number of ordinary shares purchased	2,800,000
Highest price paid per share (pence)	470.05
Lowest price paid per share (pence)	467.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP plc - Transaction in own shares
BP plc - 24 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 July 2013
Number of ordinary shares purchased	2,700,000
Highest price paid per share (pence)	474.45
Lowest price paid per share (pence)	470.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP plc - Transaction in own shares
BP plc - 25 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 July 2013
Number of ordinary shares purchased	2,700,000
Highest price paid per share (pence)	476.40
Lowest price paid per share (pence)	470.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.26

BP plc - Transaction in own shares
BP plc - 26 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 July 2013
Number of ordinary shares purchased	2,600,000
Highest price paid per share (pence)	474.50
Lowest price paid per share (pence)	468.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.27

BP plc - Transaction in own shares
BP plc - 29 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 July 2013
Number of ordinary shares purchased	2,900,000
Highest price paid per share (pence)	476.50
Lowest price paid per share (pence)	469.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP plc - Transaction in own shares
BP plc - 30 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 July 2013
Number of ordinary shares purchased	2,787,585
Highest price paid per share (pence)	473.50
Lowest price paid per share (pence)	466.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.29

BP plc - Share Repurchase Programme
BP plc - 30 July 2013

BP p.l.c. Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a fourth repurchase mandate agreement with an independent third party following the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 17 June 2013 to 29 July 2013.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period of 30 July 2013 to 13 September 2013 and will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.30

BP plc - Transaction in Own Shares
BP plc - 31 July 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 July 2013
Number of ordinary shares purchased	4,000,000
Highest price paid per share (pence)	454.00
Lowest price paid per share (pence)	443.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.31

BP plc - Total Voting Rights
BP plc - 31 July 2013

BP p.l.c.
Total voting rights and share capital

As at 31 July 2013, the issued share capital of BP p.l.c. comprised 18,893,752,625 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,796,740,326. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,898,835,125 This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 August 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary